(d)(1)(iii)

August 1, 2014

Voya Separate Portfolios Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated August 1, 2014, we have agreed to waive the investment management fee payable to us under the Investment Management Agreement dated May 13, 2013 between Voya Investments, LLC, formerly ING Investments, LLC, and Voya Separate Portfolios Trust, formerly ING Separate Portfolios Trust (the “Agreement”), with respect to Voya Emerging Markets Corporate Debt Fund, formerly ING Emerging Markets Corporate Debt Fund; Voya Emerging Markets Hard Currency Debt Fund, formerly, ING Emerging Markets Hard Currency Debt Fund; and Voya Emerging Markets Local Currency Debt Fund, formerly, ING Emerging Markets Local Currency Debt Fund (each a “Fund,” and collectively, the “Funds”), each a series of Voya Separate Portfolios Trust, as if the investment management fee specified in the Agreement were 0.00% for each Fund.  By this letter, we agree to waive that fee for the period from August 1, 2014 through August 1, 2015 (the “Waiver Period”).

Voya Investments, LLC acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Separate Portfolios Trust

(on behalf of the Funds)

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President